SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2007
Commission File Number

(Exact name of registrant as specified in its charter)

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME
(Translation of Registrant’s name into English)

84, GRAND RUE L-1660 LUXEMBOURG, GRAND DUCHY OF LUXEMBOURG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Quilmes Industrial (Quinsa) S.A.

84, Grand-Rue, L-1660 Luxembourg
Tel.: (352) 47 38 85 - Fax (352) 22 60 56

CONTACT:
Francis Cressall
Quilmes Industrial (Quinsa) S.A.
+5411-4349-1846
FOR IMMEDIATE RELEASE

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME
ANNOUNCES THE DELAY OF THE FILING OF ITS 20-F

Luxembourg, July 26, 2007 - Quilmes Industrial (Quinsa), Société Anonyme (NYSE: LQU) (“Quinsa”) announced today that its filing of the 20-F of the year ended December 31, 2006 will be delayed. Quinsa’s independent auditors, PRICE WATERHOUSE & Co. S.R.L., (“Pwc”), were not able to complete the audit of the U.S. GAAP reconciliation of the financial information of Quinsa and its subsidiaries in time to enable Quinsa to make the filing deadline due to the delay in the availability of certain accounting information necessary to conduct such audit and due to a decision by Quinsa to restate, in one respect, the US GAAP reconciliation of its financial statements for the year ended December 31, 2005.

During 2006, Companhia de Bebidas das Americas - AmBev (“AmBev”) acquired control of Quinsa. AmBev’s acquisition of control requires that certain accounting adjustments be made for purposes of Quinsa’s US GAAP financial reporting for the year ended December 31, 2006 and the information necessary to enable management to make these adjustments and to enable Pwc to audit these adjustments was delayed. These adjustments do not affect Quinsa’s financial reporting under IFRS.

During 2005, Quinsa purchased from its shareholder Beverage Associates Corp. (“BAC”) all of the shares that BAC owed in Quinsa’s subsidiary Quilmes International (Bermuda) Ltd. (“QIB”) for an aggregate purchase price of $110 million. Based on advice from Pwc, Quinsa accounted for this transaction as the acquisition of a minority interest and accordingly treated the difference between the purchase price paid for the QIB shares and the accounting book value of those shares in the hands of BAC as a dividend and reduced shareholders equity by the same amount. The Staff of the Securities and Exchange Commission has disagreed with this accounting treatment and has requested that Quinsa restate the U.S. GAAP reconciliation of its 2005 financial statements to revise the accounting treatment for this transaction. Quinsa has agreed to the request made by the Staff. As a result of this restatement, Quinsa’s stockholder’s equity for the year ended December 31, 2005 will increase by approximately $70 million. The restatement will not have any effect on Quinsa’s income statement for 2005 and does not affect Quinsa’s financial reporting under IFRS.

Quinsa will file its Form 20-F for 2006 as soon as the accounting and audit work described above is complete. Quinsa currently expects this to occur within the next [30] days.

ABOUT QUINSA

Quinsa is a Luxembourg-based holding company that controls 93% of Quilmes International (Bermuda) (“QIB”). The remaining stake is held by Companhia de Bebidas das Americas - AmBev (“AmBev”).

Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay and have a presence in Chile. Further, the Company has entered into license and distribution agreements to produce and sell in Argentina, Bolivia, Chile, Paraguay and Uruguay AmBev and InBev brands. Similarly, under the agreements AmBev may produce and distribute Quinsa’s brands in Brazil.

The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in both Argentina and Uruguay.

Quinsa’s Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU). Quinsa’s American Depositary Shares, representing the Company’s B shares, are listed on the New York Stock Exchange (NYSE:LQU).

Quinsa’s web address: www.Quinsa.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2007

By:	/s/ GUSTAVO LUIS CASTELLI
GUSTAVO LUIS CASTELLI
Chief Financial Officer

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.